UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Juno Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

48205A109

(CUSIP Number)

Robert J. Hugin

Chairman of the Board

and Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 48205A109

1	Name of reporting person: CELGENE RIVOT LTD.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person* OO

CUSIP No. 48205A109

1	Name of reporting person: CELGENE SWITZERLAND LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 9,137,672
	9	Sole dispositive power -0-
	10	Shared dispositive power 9,137,672
11	Aggregate amount beneficially owned by each reporting person 9,137,672
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.1% (1)
14	Type of reporting person* OO

(1)	The percentage ownership interest is determined based on 100,617,366 shares of Common Stock outstanding as of November 4, 2015, as reported by Juno Therapeutics, Inc. in its Form 10-Q filed on November 12, 2015.

CUSIP No. 48205A109

1	Name of reporting person: CELGENE CORPORATION
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 9,137,672
	9	Sole dispositive power -0-
	10	Shared dispositive power 9,137,672
11	Aggregate amount beneficially owned by each reporting person 9,137,672
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.1% (1)
14	Type of reporting person* CO

(1)	The percentage ownership interest is determined based on 100,617,366 shares of Common Stock outstanding as of November 4, 2015, as reported by Juno Therapeutics, Inc. in its Form 10-Q filed on November 12, 2015.

This Amendment No. 2 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2015, as amended by Amendment No. 1 filed with the Commission on August 4, 2015, with respect to common stock, par value $0.0001 per share (“Common Stock”), of Juno Therapeutics, Inc., a Delaware corporation (“Juno”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented by adding the following:

After giving effect to the transaction contemplated by the RIVOT-Switzerland Stock Purchase Agreement (as defined in Item 4), the “Reporting Persons” or “Celgene” shall refer to Celgene Corp. and Celgene Switzerland LLC, a Delaware limited liability company (“Celgene Switzerland”). Celgene Switzerland’s principal business is making and holding investments and the address of its principal business/office is AON House, 30 Woodbourne Ave, Pembroke, HM 08, Bermuda. During the past five years, neither Celgene Switzerland, nor, to the knowledge of Celgene Switzerland, the person listed below, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The sole member of Celgene Switzerland is Celgene Switzerland S.A., which is a wholly owned subsidiary of Celgene Corp. Set forth below are information with respect to Celgene Switzerland’s sole manager.

Name and Citizenship	Present Principal Occupation or Employment
Kevin Mello, Manager (Citizen of Bermuda)	Associate Director, Treasury Operations of Celgene Corporation

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

Celgene Switzerland acquired the shares subject to the RIVOT-Switzerland Stock Purchase Agreement (as defined in Item 4) and the contract rights described in Item 4 below for $919,500,000, which was paid by issuing a promissory note to RIVOT with a principal amount equal to such amount.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The information set forth or incorporated in Item 3 is incorporated herein by reference.

On December 17, 2015, RIVOT, Celgene Corp and Celgene Switzerland entered into a Stock Purchase Agreement (the “RIVOT-Switzerland Stock Purchase Agreement”), pursuant to which RIVOT agreed to transfer to Celgene Switzerland the 9,137,672 shares of Common Stock that it held, effective as of December 21, 2015 (the “Transfer”). In connection with the execution of the RIVOT-Switzerland Stock Purchase Agreement, the parties thereto also entered into an Assignment and Joinder Agreement, dated December 17, 2015, with Juno (the “RIVOT-Switzerland Joinder”), pursuant to which Celgene Switzerland agreed to assume RIVOT’s rights, interests and obligations under the Purchase Agreement, the Registration Rights Agreement and the Collaboration Agreement, effective upon the Transfer. Additionally, pursuant to the RIVOT-Switzerland Joinder, Celgene Switzerland agreed to be bound by the terms and conditions of the Voting and Standstill Agreement and agreed to be subject to the rights, duties and obligations of an “Investor” (as such term is defined in the Voting and Standstill Agreement) pursuant to the Voting and Standstill Agreement, effective upon the Transfer. The Transfer occurred on December 21, 2015, following the execution and delivery of all relevant documents to the Company’s transfer agent.

In connection with the Transfer, Celgene Corp. and Celgene Switzerland each executed and delivered an irrevocable proxy to Juno in substantially the form attached to the Voting and Standstill Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a), (b) and (c) – The information contained on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

(d) Not applicable.

(e) As a result of the transaction contemplated by the RIVOT-Switzerland Stock Purchase Agreement, RIVOT ceased to beneficially own more than 5% of the Common Stock on December 21, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The information set forth or incorporated in Item 4 hereof is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 1 – Joint Filing Agreement

Exhibit 6 – Stock Purchase Agreement, dated December 17, 2015, between Celgene and RIVOT

Exhibit 7 – Assignment and Joinder Agreement, dated December 17, 2015, among Celgene, RIVOT and Juno

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CELGENE RIVOT LTD.

Date: December 21, 2015	By:	/s/ Kevin Mello
Kevin Mello
Director

CELGENE CORPORATION

Date: December 21, 2015	By:	/s/ Thomas M. Perone
Thomas M. Perone
Assistant Secretary

CELGENE SWITZERLAND LLC

Date: December 21, 2015	By:	/s/ Kevin Mello
Kevin Mello
Manager